UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8606

For the fiscal year ended December 31, 2003

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

VERIZON COMMUNICATIONS INC.

1095 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ MITCHELL & TITUS, LLP

New York, New York

June 1, 2004

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

(thousands of dollars)

	2003	2002
ASSETS:
Investment in Master Trusts	$3,163,582	$3,119,859

Net assets available for benefits	$3,163,582	$3,119,859

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

(thousands of dollars)

Additions:
Contributions:
Employee	$217,750
Employer	100,288

Total contributions	318,038
Net investment gain	91,947

Total additions	409,985

Deductions:
Benefits paid to participants	349,803
Administrative expenses	1,137
Transfers to other qualified plans, net	15,322

Total deductions	366,262

Net increase	43,723
Net assets available for benefits:
Beginning of year	3,119,859

End of year	$3,163,582

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

(1)	Description of the Plan:

The following description of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which covers certain collectively bargained non-salaried, regular associate employees of participating subsidiaries and affiliates of Verizon (“Participating Affiliates”). The Plan provides eligible employees, as described in the Plan Document, of Verizon or its Participating Affiliates with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund (the “Stock Fund”), with the balance in cash, (2) annual installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) monthly or annual installments over a period equal to the life expectancy of the participant.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent.

Change in Trustee and Record Keeper

For Plan Year 2002 and through March 20, 2003, the Plan participated in the Bell Atlantic Master Trust (the “Former Master Trust”), for which Mellon Bank, N.A. was the Trustee (the “Former Trustee”). On March 21, 2003, all of the assets of the Plan, approximately $3.0 billion, were transferred to the Verizon Master Savings Trust (the “Master Trust”) at Fidelity Management Trust Company (the “Trustee”).

The Trustee is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

For Plan Year 2002 and through March 20, 2003, The Mellon HR Solutions Group was the record keeper for the Plan. On March 21, 2003, responsibility for the record keeping of the Plan was transferred to Fidelity Institutional Services Company.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify, alter or amend the Plan at any time. Verizon reserves the right to terminate the Plan at any time.

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Accounting Policies:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

(3)	Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2003	2002
Net assets:
Verizon common stock	$350,195	$468,875

	Year ended December 31, 2003
Changes in net assets:
Employer contributions		$100,288
Net investment loss		(24,108)
Benefits paid to participants		(71,989)
(Increase)/decrease in Diversification Adjustment (Note 4) and Other		(122,871)

Net decrease		$(118,680)

(4)	Vesting and Contributions:

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer matching contributions in shares of Verizon common stock in an amount equal to 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2003 Plan year was limited to $12,000. The total amount of Elective Contributions, After-Tax Contributions, matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $40,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $200,000.

Employer matching contributions are made in Verizon common stock and, in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

In Note 3 above, the “Diversification Adjustment” reflects employer matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document. Participants age fifty and older with one year of service are permitted to redirect up to 50% of these employer matching contributions (100% after attaining age 55).

The Plan provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee’s non-vested employer matching contributions are forfeited and offset against the participating companies’ obligation to make subsequent contributions to the Plan.

For the 2003 Plan year, total company matching contributions of 2.8 million shares of Verizon common stock were made with a fair value at date of contribution of $100.3 million.

(5)	Related Party Transactions:

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

(6)	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7)	Investments:

Value of Investments

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at redemption value, which approximates fair value.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Investments in Master Trusts

On March 21, 2003, the assets of the Plan were transferred into the Master Trust from the Former Master Trust. However, the Plan continued to participate in certain equity funds at the Former Master Trust (the “Equity Funds”) and, along with the Verizon Savings Plan for Management Employees (the “Management Plan”), the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Mid-Atlantic Plan”), and the Verizon Savings and Security Plan for West Region Hourly Employees (the “West Region Plan”), owned a percentage of the Equity Funds. This percentage is based on a pro rata share of the Equity Funds. The Plan owned approximately 17% and 13% of the Equity Funds at December 31, 2003 and 2002, respectively.

At December 31, 2003, the Plan participated in the Master Trust, and along with the Management Plan, the Mid-Atlantic Plan and the West Region Plan, owned a percentage of the assets in the Master Trust. This percentage is based on a pro rata share of the Master Trust assets. At December 31, 2003, the Plan owned approximately 19% of the assets in the Master Trust.

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2003, and investment income (loss) for the year ended December 31, 2003 (in thousands):

	Investments in Master Trust December 31, 2003	Net Investment Income (Loss) in Master Trust Year Ended December 31, 2003
		Interest & Dividends	Net appreciation (depreciation)
Verizon common stock	$6,468,345	$306,391	$(656,050)
Investment contracts	2,629,868	—	142,928
Commingled funds	2,083,726	—	571,936
Mutual funds	2,137,362	48,674	347,063
Money market fund	599,606	6,712	—
Common stock	265,174	—	—
Loans to participants	557,823	29,682	—

Total	$14,741,904	$391,459	$405,877

The Equity Funds are primarily comprised of common stock with a fair value at December 31, 2003 of approximately $1.8 billion. The Equity Funds had dividend and interest earnings of approximately $2.5 million and a net investment gain of approximately $428 million for the year.

The Plan’s interest in the carrying value of the Master Trust and Equity Funds and the related investment income (loss) are reported in the investment in Master Trusts in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

At December 31, 2003, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment gain or loss are not material to the Plan.

Investment in Former Master Trust

The assets of the Former Master Trust are either (a) pooled between defined benefit plans and defined contribution plans, (b) net assets that are specific to defined benefit plans or (c) net assets specific to defined contribution plans.

The total fair value of the Former Master Trust at December 31, 2002, was approximately $42.5 billion (of which net assets totaling approximately $34.0 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared).

Investments Held in Pooled Accounts:

The pooled investments are unitized, aggregated and reported by the Former Master Trust with a carrying value of $4.3 billion at December 31, 2002.

Net assets held in the pooled accounts at fair value at December 31, 2002, were as follows (in thousands):

2002
Description
Receivables	$201,162
Common stock	3,254,045
Verizon common stock	6,715
Preferred stock	24,592
U.S. government securities	383,781
Corporate debt	465,825
Temporary cash investments	130,628
Other investments	297,587

4,764,335
Liabilities	430,936

Total pooled net assets	$4,333,399

The Plan’s percentage interest in the pooled accounts was 4.4% at December 31, 2002.

Investments Held in Defined Contribution Plan Specific Accounts:

At December 31, 2002, the Plan, along with the Mid-Atlantic Plan, the Management Plan, and the West Region Plan held investments in certain equity funds (the “Equity Funds”) of the defined contribution plan specific accounts.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Net assets held in the Former Master Trust for the defined contribution plan specific accounts at fair value at December 31, 2002, were as follows (in thousands):

Description
Equity Funds	$1,546,160
Verizon common stock	1,663,970
Temporary cash investments	41,102
Investment contracts	594,556
Corporate debt	190,149
Loans to participants	179,516
Other	5

Total net assets in defined contribution Plan specific accounts	$4,215,458

At December 31, 2002, of the total net assets listed above, all except for the $1.5 billion Equity Funds investment is specific to the Plan. The Equity Funds represent funds in which the Plan, along with the Mid-Atlantic Plan, the Management Plan, and the West Region Plan participated.

The Plan’s percentage in total defined contribution plan specific accounts was approximately 70% at December 31, 2002.

Other Investments in the Master Trust and Former Master Trust

A portion of certain funds in the Master Trust is invested in 44 contracts held with 15 insurance companies and banks. Standard & Poor’s, as of December 31, 2003 and 2002, rated the issuers of these contracts and the contracts underlying the securities AA- or better. The contracts are included in the Master Trust assets at contract value which approximates fair value. Contract value as reported by the insurance companies and banks, was approximately $2.6 and $2.1 billion, at December 31, 2003 and 2002, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. Noting that the assets of the Plan were held in different Master Trusts at December 31, 2003 and 2002, the recorded value of the synthetic investment contracts was approximately $2.2 billion and $440 million at December 31, 2003 and 2002, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The contracts had average yields of 5.16% and 5.39% at December 31, 2003 and 2002, respectively. The crediting interest rate for the contracts had a range from 4.68% to 7.50% and 4.52% to 7.50% at December 31, 2003 and 2002, respectively. The contracts have scheduled maturities from January 2, 2004 to July 5, 2006, at December 31, 2003. No valuation reserve was recorded or is deemed necessary at December 31, 2003 and 2002 to adjust contract amounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

By:	/S/ MARC C. REED
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 28, 2004